File No. 82-3827

No. PTTEP 810/071/2003


SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2003
WASH. D.C.
184
SECTION

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: June 19, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provi[illegible]

03024086

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☑ News Release on No. 8/2003
- ☑ Copy of the letter to the Stock Exchange of Thailand dated June 18, 2003 "Strengthening Corporate Governance of PTTEP"
- ☐ Others ____________

PROCESSED
JUL 1 1 2003
THOMSON
FINANCIAL

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 6/30

แบบฟอร์ม No-82-3827.doc/19/6/03

File No. 82-3827
ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No.PTTEP 1.150/L.170/2003

Corporate Secretary Department
Tel: 02-537-4775

June 18 , 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: . Strengthening Corporate Governance of PTTEP

PTT Exploration and Production Public Company Limited (PTTEP), on May 31, 2001, issued its written policy on Corporate Governance (CG) of PTTEP and formally announced our compliance to the CG of PTTEP. As this policy has been in effect for some time, PTTEP has recently incorporated a revision, No.1/2003, which the PTTEP Board of Directors has approved. Two main additions comprise the revision, Risk Management and Security Matters; additionally, some other minor adjustments in the text of the policy have been made to improve clarity.

We remain dedicated to strong CG at PTTEP and have initiated a 2-year campaign, June 2003 to June 2005, formally entitled "Strengthening Corporate Governance of PTTEP". Moreover, from 2003 onwards, our compliance to CG will be one of our Corporate Key Performance Indicators (KPIs), which will also serve as a factor when calculating PTTEP annual bonus payment. PTTEP realizes the importance of CG and has assigned a working team to coordinate with its Corporate Secretary Department to be the lead function in driving and strengthening CG at our company.

We, therefore would like to invite all stakeholders, including our shareholders, to visit the PTTEP website at www.pttep.com/corporate governance. We have posted the full text of our new revision, No.1/2003 of the CG of PTTEP, both in Thai and English versions. Stakeholders, including shareholders, who have any inquiry or suggestion concerning our corporate governance initiative, are warmly invited to contact us at our hotline Tel: 0-2537-4499, Fax: 0-2537-4949 or our email address cghotline@pttep.com.

Thank you for your attention to this revision announcement and we promise to keep you up-to-date with further details as we continue down the path towards improved CG at PTTEP.

Yours sincerely,

Chitrapongse Kwangsukstith
President

File No. 82-3827


พื้นที่ปิโตรเลียมนวมินทร์
Navamindra Petroleum Area



PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

No. 8/2003

PTTEP Strengthening Corporate Governance

PTT Exploration and Production Public Company Limited (PTTEP) put more effort to strengthening its corporate governance by introducing a specific 2-year campaign during June 2003 till June 2005.

PTTEP issued the written policy on Corporate Governance (CG) on May 31, 2001, and formally announced our compliance to the CG of PTTEP. As this policy has been effective for some time, PTTEP has recently incorporated its first revision with two main additions comprising Risk Management and Security Matters. Moreover, some other minor adjustments in the text of the policy have been made to improve clarity.

The company remains dedicated to strong CG at PTTEP. Our compliance to CG will be one of our Corporate Key Performance Indicators (KPIs), which will also serve as a factor when calculating PTTEP annual bonus payment. PTTEP realizes the importance of CG and has assigned a working team to be the lead function in strongly driving and strengthening CG at our company.

Dr. Chitrapongse Kwangsukstith, President of PTTEP said, " We realize of the importance of Corporate Governance. We consider it as a major driving factor to establish an effective and transparent organization. We therefore arrange a specific 2-year campaign, from 2003 onwards to cultivate PTTEP staff's realization on CG. We also would like to invite all stakeholders, including our shareholders, to visit the PTTEP website at www.pttep.com\corporate governance. We have posted the full text of our new revision of the CG of PTTEP, both in Thai and English versions in this website"

Stakeholders, including shareholders, who have any inquiry or suggestion concerning our corporate governance initiative, are warmly invited to contact us at our hotline Tel: 0-2537-449, Fax: 0-2537-4949 or our email address cghotline@pttep.com

June 19, 2003

External Relations Department

555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 | 555 PTTEP Office Building, Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand